

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 10, 2010

Sean M. O'Connor
International Assets Holding Corp.
329 North Park Avenue, Suite 305
Winter Park, Florida 32789

> **Re: International Assets Holding Corp.
> Form 10-K for the Fiscal Year Ended September 30, 2009
> File No. 000-23554**

Dear Mr. O'Connor:

We have reviewed your response letter dated March 19, 2010, and have the following additional comments.

Form 10-K

Item 6 – Selected Financial Data, page 24

Pro Forma Adjusted Information (non-GAAP) (UNAUDITED), page 25

1.   We have read your responses to comments 2 – 7 and note your intention to revise your disclosure in future filings. We believe you should file an amended 10-K to reflect your proposed revisions regarding your non-GAAP presentation. Please also ensure that your amendment complies with the disclosure requirements of Item 10(e) of Regulation S-X for <u>each</u> non-GAAP measure that is being presented.

2.   Further to our previous comment, to the extent that you continue to present pro forma measures, such measures should be prepared and presented in accordance with Article 11 of Regulation S-X. In addition, you should also explain why you are presenting pro forma information within MD&A.

3.   Please also comply with any other future comments in your amendment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief